Mail Stop 0407

      January 21, 2005


Julie Morin
President
Planning Force, Inc.
703 East 27th Avenue
Spokane, Washington 99203

	RE:	Planning Force, Inc.
		Registration Statement on Form SB-2
		Filed December 23, 2004
		File No. 333-121598

Dear Ms. Morin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover page, page 2

1. Please revise this page to remove any information not required by
Item 501 of Regulation S-B or otherwise key to an investment decision. For example, you can safely delete sentences three through six, as they do not include information key to an investment decision.

1.
2. We note your statement that the company is "attempting to register an aggregate of 460,000 shares of our common stock." Please revise this statement to indicate that the company is registering these shares.

3. Please remove the information in parentheses relating to Item 7 and selling shareholders.

4. Please note that you have repeated your disclosure that "[p]rior to this offering, there has been no public market for Planning
Force,
Inc.`s common stock."  Please delete accordingly.

5. Confirm to us that the prospectus will not be used before the effective date of the registration statement. If the prospectus will be used before the effective date, please provide the disclosure required by Item 501(a)(10) of Regulation S-B.

Table of Contents, page 3

6. We note that your table of contents is missing some of the items in your prospectus. Please revise.

Summary Information and Risk Factors, page 4

	The Company, page 4

7. We note that you plan to specialize in event planning for corporations and in particular retreat training services and product launch event planning. Please expand your disclosure regarding your company and proposed business operations. The risks you present in
Risk Factors are difficult to understand without a basic idea of what you do. You must carefully consider and identify those aspects of your business and the offering that are the most significant and highlight these points in clear, plain language. See Item 503 of Regulation S-B.

8. Please disclose the following in this section:

* your net losses since inception and the fact that you have no significant assets;

* when you expect to begin generating revenues;

* you currently have one individual working part-time for the company; and

* whether you need to raise a set amount of money in the next 12 months to continue in business. If so, please quantify that amount.

9. Please discuss the extent of your limited start-up operations and when you expect to begin principal operations.
The Offering, page 4

10. Disclose that the number of shares being registered represents __% of your shares outstanding.

11. If true, disclose that the offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value.

Risk Factors, page 6

12. Consider including a risk factor that highlights the fact that you will incur costs and expenses due to SEC reporting and compliance.

13. Add as one of your first risk factors that your company consists of only one individual working on a part-time basis. In this regard, discuss how Ms. Morlin will have to develop the company`s fledgling business and manage the reporting requirements of a public company while only working part-time. Highlight Ms. Morlin`s lack of public company experience, including no experience as a principal accounting or principal financial officer of a public (or private) company.

Investors may lose their entire investment if PFI fails to commence its planned operations, page 6

14. Revise the risk factor discussion to elaborate on the specific "risks, uncertainties, expenses and difficulties" that PFI may encounter as a result of being in the early stages of development.

PFI may not be able to attain profitability without additional funding, page 6

15. Please revise the caption to state that if you are unable to raise sufficient funds, you may be forced to go out of business.

16. Quantify the amount of cash you will need to raise to commence operations and/or avoid liquidation.

PFI`s independent auditors have qualified their report to express substantial doubt about the company`s ability to continue as a going concern, page 6

17. Please explain the significance of the auditor`s going concern opinion.

Because of competitive pressures from competitors with more resources, PFI may fail to implement its business model profitably, page 7

18. Please revise this caption to clarify that the competition may also affect your ability to stay in business.
19. Please discuss in more specific terms your competitors, particularly in the geographic market where you intend to operate.

Purchasers in this offering will have limited control over decision-making..., page 7

20. Revise the discussion to mention that the concentrated control may inhibit a change of control and may adversely affect the market price of your common stock, to the extent a market develops.

Conflicts of interest faced by top management of PFI may jeopardize the business continuity of PFI, page 7

21. This risk factor appears to contain two risks: the company`s reliance on Ms. Morin and the possible future conflicts of interest between Ms. Morin and the company. Consequently, it appears that you should split this disclosure into two separate risk factors.

Because Ms. Morlin has no specific experience in the event planning business..., page 7

22. Please revise to remove the mitigating language in this risk factor and instead expand the discussion of the "risks and challenges" presented by Ms. Morlin`s lack of experience in the event planning business.

You may not be able to sell your shares in our company . . ., page
7
You may not be able to sell your shares in our company . . ., page
7
The stock of PFI is a speculative investment . . ., page 8

23. Please combine these three risk factors. Also, we note that you plan to take steps to list your stock on an exchange. Supplementally advise how you plan on satisfying the quantitative and qualitative listing criteria of a national stock exchange, such as the NYSE, or stock association, such as NASDAQ. In the alternative, delete this reference and clarify what markets your stock is likely to trade on, such as the Pink Sheets or the OTC Bulletin Board.

Investors may have difficulty liquidating their investment..., page 8

24. Delete your disclosure that the risk disclosure document is "prepared by the SEC."

Selling Security Holders, page 9

25. We note your disclosure that none of the selling stockholders are affiliated with the company. Please advise us whether there is any relation between Ms. Annette Morin-Cranshaw and Ms. Julie Morin, the company`s sole employee, officer and director. If so, revise this section to disclose the nature of the relationship.


Directors, Executive Officers, Promoters and Control Persons, page
11

26. Disclose the authorized number of directors on your board of directors and whether you have any plans of adding additional directors to your board.

Description of Business, page 14

27. Disclose the geographic area in which you intend to operate.

Industry Background and Competition, page 15

28. Disclose the names of your major competitors, as well as their relative size and market share.

   Reports to Security Holders, page 16

29. We note your disclosure regarding the Internet site maintained by the SEC for "issuers that file electronically." Revise this disclosure to state that your SEC filings will be available on the SEC`s Internet site.

Management`s Discussion and Plan of Operation, page 16

	Plan of Operation, page 17

30. Address how the company anticipates funding the costs of operating as a public company.

31. Discuss the reasons for going public at this time in the company`s development. For example, explain why Ms. Morin determined the increased costs of being a public company were outweighed by the advantages of being a public company. Discuss what she believes those advantages to be or whether the company`s private investors had any influence on the decision to go public.

32. Much of the disclosure of your plan of operations appears to focus on the event planning aspect of your intended business. Please revise to also describe in reasonable detail what activities you intend to conduct during the next twelve months in order to develop the retreat training services business.

33. We note your discussion of developing potential affiliate relationships with third party vendors and the fact that you have not identified any such vendors. Disclose the efforts management has undertaken thus far in seeking out potential relationships. Discuss the specific steps that management will undertake to identify businesses and develop relationships with them within the next twelve months.


34. The table on page 18 presents how you intend to use $12,000 of the $23,000 raised in the November private placement. Address how you intend to utilize the remaining $11,000 of the proceeds.

Other Expenses of Issuance and Distribution, page 33

35. You should also include in this section taxes, transfer agents` fees, printing and engraving expenses, as well as any legal or accounting fees.

Financial Statements, page 20

	Note 1 - Nature of Business, page 27

36. Refer to the second paragraph of Note 1. These statements appear to be prospective regarding future operations. Tell us how your independent accountants were able to audit such statements. Also, while you are permitted to present a projection or financial forecast, your presentation must comply with the guidelines in Item
10 of Regulation S-B. Please revise to delete the statements in the notes to the audited financial statements.

	Note 2 - Summary of Significant Accounting Policies, pages
27-28

37. Please revise to include a note clarifying the fiscal year end of the registrant.

	Note 3 - Stockholders` Equity, page 29

38. Please expand the note to include disclosure of the issuance of stock for cash subsequent to September 30, 2004.

	Note 4 - Going Concern, page 29

39. Expand the second paragraph to disclose management`s plan in greater detail, including how the plan has the capability of removing the threat to the continuation of the business. Your plan should enable you to remain viable until at least September 30, 2005.

Exhibit 5.1, Legality Opinion

40. Supplementally explain to us the limitations that you include on the bottom of page 1 of the legality opinion and why they do not inappropriately limit the scope of the opinion.


*  *  *  *



      Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Claire DeLabar, Staff Accountant, at (202)
942-
1873 or Terry French, Accountant Branch Chief, at (202) 942-1990 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Englard, Staff Attorney, at
(202) 942-2832 or me at (202) 942-1990 with any other questions.


							Sincerely,


							Michele M. Anderson
							Legal Branch Chief


cc:	via facsimile (509) 747-2064
      Wendy E. Miller, Esq.


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Ms. Julie Morin
Planning Force, Inc.
January 21, 2005
Page 1